United States securities and exchange commission logo





                            July 9, 2020

       Douglas T. Moore
       Chief Executive Officer
       1847 Goedeker Inc.
       13850 Manchester Rd.
       Ballwin, MO 63011

                                                        Re: 1847 Goedeker Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 26, 2020
                                                            File No. 333-237786

       Dear Mr. Moore:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2020 letter.

       Form S-1/A filed on June 26, 2020.

       Financial Statements
       Note 2. Summary of Significant Accounting Policies
       Revenue Recognition and Cost of Revenue, page F-38

   1. We reviewed your response to comment 4 and the revisions to your disclosure. You state that "[t]he Company
reviewed its processes for shipping, whether from the Company   s
                                                        warehouse or from a
manufacturer   s or distributor   s warehouse (i.e., drop shipments) and
                                                        has determined that
there is no difference between the two shipping methods." In addition, we note you
removed the disclosure regarding drop shipments, specifically that you bear a risk of
loss, can change shipping instructions in transit, handle any customer complaints or returns
and take legal title to the product between shipment and delivery.
 Douglas T. Moore
1847 Goedeker Inc.
July 9, 2020
Page 2
         Please explain to us why you removed that disclosure and as previously requested, explain to us how you determined control transfers to the customer upon shipment and why it is appropriate to recognize revenue upon shipment versus delivery.
        You may contact Aamira Chaudhry, Staff Accountant at 202-551-3389 or Donna Di
Silvio, Staff Accountant at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-
551-3342 or Erin Jaskot, Legal Branch Chief at 202-551-3442 with any other questions.



FirstName LastNameDouglas T. Moore                           Sincerely,
Comapany Name1847 Goedeker Inc.
                                                             Division of
Corporation Finance
July 9, 2020 Page 2                                          Office of Trade &
Services
FirstName LastName